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Exhibit (a)(1)(c)

AON

To:	Employees Eligible to Participate in Offer to Amend Certain Outstanding Options
From:	Jeremy Farmer, Senior Vice President and Head of Human Resources
Date:	August 15, 2007
Re:	Important Information Concerning Your Aon Stock Options

        As indicated in the e-mail sent to you on August 10, 2007, Aon recently performed a voluntary review of its stock option granting practices. It was determined that, as a result of this review, one or more of the stock options you hold may have been granted at a "discounted" exercise price (i.e., the exercise price is less than the fair market value of the stock on the deemed grant date). Unless you take corrective action, all or a portion of the affected option grants could subject you to adverse personal tax consequences.

        Section 409A of the U.S. Internal Revenue Code imposes adverse personal tax consequences on discounted stock options that vest after December 31, 2004. These tax consequences include income tax at vesting (as opposed to upon exercise) and an additional 20% tax on the gain and interest charges. These tax consequences include subjecting your entire gain on the exercise of the discounted option to taxation.

        As discussed in the prior e-mail, Aon does not intend for you to bear the burden of these adverse tax consequences. Accordingly, we are offering you the opportunity to participate in a special option amendment program with respect to the affected stock option grants you hold. If you participate in the program, all of your affected option grants will be amended so that they no longer will subject you to the adverse personal tax consequences and you will be given the difference in price in a cash payment.

        The Offer to Amend the Exercise Price of Certain Options, which was filed today with the Securities and Exchange Commission, is attached to this email. This document contains specific details about the program (called a "tender offer"), including Frequently Asked Questions (beginning on Page 6), which we encourage you to review. You will receive a separate email containing a personalized election form which describes the details of your affected options.

        You may only elect to amend the eligible portion of all or none of your eligible options. If you choose not to participate in the tender offer, you will likely be subject to the adverse personal tax consequences described above and we will not reimburse you for any such taxes or any related penalties, charges or fees. You will also not be entitled to the cash payment.

        If you wish to participate in this offer, you must submit a properly completed and electronically signed election form through Lotus Notes prior to 11:59 p.m., Chicago Time, on September 17, 2007.

        To help (i) explain the potential adverse personal tax consequences, (ii) explain how Aon has addressed the situation and the choices you have, and (iii) answer any other questions you may have, a webcast will be available to you. You can view this webcast at any time by following the instructions below to access the presentation:

  1.
  Proceed to Aon's site on Webex—https://aon.webex.com

  2.
  Click "Recorded Sessions" on the left side bar under "Attend a Session"

  3.
  Click "Presentation on Aon's Tender Offer Program"

  4.
  Click the View button to play the webcast

  5.
  Enter Recording Password 6N32C

  6.
  Click OK

  7.
  Enter your name and internet email address (for example, John_Smith@aon.com)

  8.
  Click Register

        The webcast will start to play.

        Please note that your computer must support sound in order to view the webcast. If you experience difficulty with the audio portion of the webcast, please contact the Help Desk at +1.866.AON.HELP.

Questions

        If you have any questions about the information contained in this memo, or your participation in the tender offer, please feel free to contact the Aon Tender Offer Call Center, at 1-888-295-1814. The hours of operation of the Aon Tender Offer Call Center are 8:00 a.m. to 5:00 p.m. Chicago Time.

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  Exhibit (a)(1)(c)